Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On July 16, 2009, Exelon Corporation placed the following advertisement in the Wall Street Journal:

Exelon.

To NRG Energy Inc. Stockholders:

With NRG's annual meeting taking place next Tuesday, we are only a few days away from a defining moment for NRG and its stockholders. It has now been almost nine months since Exelon publicly announced its proposed acquisition of NRG. During that period, the world, our industry and the two companies have changed in many ways. Most importantly, we increased our offer by over 12% on July 2, creating an opportunity for $2-3 billion in value for NRG stockholders. **Your votes will determine whether or not we proceed with a transaction.**

Given the importance of the votes that will occur next Tuesday, I want to make sure that you fully understand the importance of the decisions you and other stockholders will be making and Exelon's course of action that depends so heavily on those decisions. Here is how Exelon sees the various possible outcomes and how events could play out after the annual meeting:

- **Nine new NRG directors are elected.** In this event, Exelon will press forward with determination toward completion of the proposed transaction, but we will remain very disciplined as to what we are prepared to pay. **If due diligence demonstrates additional value above what we have identified to date, we will, of course, be prepared to share it with NRG stockholders.**
- **Four new NRG directors are elected.** David Crane has indicated to NRG stockholders that the election of four new directors will be viewed by NRG as a directive to sit down with Exelon and permit due diligence. We share the view that the election of four new directors would be a clear sign that NRG stockholders support a transaction. However, we are concerned that the election of only four new directors may not lead to meaningful discussions about a transaction. If that is the outcome of the vote, we would consider very seriously our next steps. We may or may not decide to press forward, depending on the circumstances and the prospects for a prompt and satisfactory conclusion.
- **No new NRG directors are elected.** If this is the outcome of the vote, the desires of NRG stockholders will be clear. We will abandon our efforts to acquire NRG and go our own way.

David Crane has indicated that a combination of our two companies makes sense, but that we have different views regarding value. Without having the opportunity to sit down with NRG management and exchange information relevant to our differing perspectives on value, we have been unable to bridge those differences. We find it odd that NRG engaged in a "market discovery" process for over eight months without talking to Exelon. At the NRG annual meeting on Tuesday, stockholders will make the ultimate judgment on the value they see in the combination of NRG and Exelon. We will now wait for your judgment.

I encourage you to vote the **BLUE** proxy card today. **A vote for Exelon's slate is a vote for negotiations that can ultimately lead to a transaction that will create real and substantial value for you.**

Sincerely,

John W. Rowe

John W. Rowe
Chairman and Chief Executive Officer

IMPORTANT

If you have any questions or need assistance in voting the BLUE proxy card FOR Exelon’s proposals, please contact our proxy solicitor, Innisfree M&A Incorporated:

Stockholders Call Toll-Free: 877-750-9501
Banks and Brokers Call Collect: 212-750-5833

Remember, even if you have already voted NRG’s White proxy, you have every right to change your vote by executing the BLUE proxy card, since only your latest dated proxy card will count at the NRG meeting.

Important Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.545 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) previously filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”). The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.